UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, September 4, 2012

Mr. Fernando Coloma Correa

Commissioner

Securities and Insurance Commission

By Messenger

Re:	Disclosure of Election of Board of Directors at Extraordinary Shareholders Meeting of LATAM Airlines Group S.A.

Dear Commissioner:

As provided in Articles 9 and 10 of Securities Market Law 18045 and in General Rule #30 of the Commission of 1989, please be advised that at an Extraordinary Shareholders Meeting (Meeting) of LATAM Airlines Group S.A. (LATAM) held September 4, 2012, LATAM’s shareholders elected the members of LATAM’s Board of Directors, who will hold office for two years.

The following individuals were elected Directors at the Meeting:

1.	José María Eyzaguirre Baeza;

2.	Juan José Cueto Plaza;

3.	Mauricio Rolim Amaro;

4.	Maria Claudia Amaro;

5.	Ramón Eblen Kadis;

6.	Carlos Heller Solari;

7.	Francisco Luzón López;

8.	Juan Gerardo Jofré Miranda; y

9.	Georges de Bourguignon Arndt.

The Directors named in numbers 7, 8 and 9 above were elected as independent directors, according to article 50-bis of Companies Law 18046.

Very sincerely yours,

Alejandro de la Fuente Goic

Chief Financial Officer

LATAM Airlines Group S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2012

LATAM AIRLINES GROUP S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer